Filed By: Equity Office Properties Trust Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cornerstone Properties Inc. (Commission File No. 1-12861)

                  THE FOLLOWING IS THE SCRIPT USED BY EQUITY OFFICE PROPERTIES TRUST IN CONNECTION WITH A PRESENTATION AT SALOMON SMITH BARNEY INC.'S 2000 REAL ESTATE INSTITUTIONAL INVESTORS FORUM HELD ON MARCH 27, 2000.

                 Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the script set forth below, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Cornerstone Properties Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and Cornerstone Properties Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 22nd Floor, Chicago, Illinois 60606, Attention: Trust Secretary, telephone: (312) 446-3300.

                 Pursuant to instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), Sheli Z. Rosenberg (trustee), David McKown (trustee), Jerry M. Reinsdorf (trustee), Edwin
N. Sidman (trustee), H. Jon Runstad (trustee) and Thomas E. Dobrowski (trustee). As of the date of the communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Mr. Zell, who beneficially owned approximately 1.05% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him).

                                     * * * *

EQUITY OFFICE/CORNERSTONE PROPERTIES                                CONFIDENTIAL
SCRIPT

1.       OPENING (DIANE)

Good morning and welcome to the presentation held by Equity Office in connection with the merger of Equity Office and Cornerstone Properties.

BEFORE WE BEGIN, WE WOULD LIKE TO REMIND YOU THAT CERTAIN STATEMENTS MADE DURING THIS PRESENTATION WILL CONSTITUTE FORWARD LOOKING STATEMENTS, WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR ANTICIPATED DUE TO FACTORS SUCH AS THE FOLLOWING: AN INCREASE IN MARKET INTEREST RATES; THE AVAILABILITY OF ADEQUATE FINANCING ON ACCEPTABLE TERMS; THE ABILITY OF EQUITY OFFICE TO REALIZE SYNERGIES AND EFFICIENCIES AS A RESULT OF INCREASED SIZE; FUTURE REAL ESTATE MARKET CONDITIONS; FUTURE TENANT DEMAND FOR OFFICE SPACE; AND OTHER RISKS DESCRIBED IN EQUITY OFFICE'S FORM 10-K WHICH IS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

II.      POWER POINT PRESENTATION

-        [Title Page]

[Omitted graphic showing summary information regarding Equity Office, including its 294 buildings, 35 markets, 77.0 million square feet in the portfolio, 1,680 employees, 6,000 customers, total capitalization of $13.5 billion and total 1999 revenue of $1.9 billion]

-        Snapshot of the Equity Office platform.

-        Key Points:

         -        National infrastructure.

         -        Superior operating company.

         - Acquisition strategy has always been focused on high quality assets in high growth job markets.

         -        National "distribution" network for real estate services.
                  (Access)

-        Currently over 95% leased.

[Omitted line chart showing Equity Office's quarterly funds from operations since its initial public offering in July 1997 in terms of actual results, adjusted consensus and initial consensus]

-        We've outperformed as a public company.

- Since going public in July 1997, the analyst community has consistently revised our earnings estimates upward and we have met or beat estimates every quarter since the IPO.

- Not true of the industry as a whole - most estimates were downgraded starting in late 1998 due to slower acquisition volume.

- We have beat estimates every quarter except for the 3rd quarter 1999 - first time we just met consensus due to a non-recurring change.

[Omitted bar and line chart showing total increases in Equity Office's dividends and funds from operations from its initial public offering through the fourth quarter of 1999 (dividends increased 40% and funds from operations increased 51%), as well as dividends and funds from operations per share on a fully diluted basis (dividends per share were $1.20 in 1997 on an annualized basis, $1.38 in 1998 and $1.58 in 1999, and funds from operations per share were $1.80 in 1997, $2.33 in 1998 and $2.57 in 1999 on an annualized basis)]

-        FFO per share has increased 51% since our first public quarter in 1997.

- Dividends have increased 40%, with our current quarterly dividend at 42(cent) or $1.68 per share annually, an increase of 13.5% over the previous quarterly rate (effective 3rd Quarter 1999).

-        Dividends should grow roughly in-line with our FFO growth rate.

-        Currently a 7% dividend yield.

-        Total return of 9.6% in 1999 in a "bear" market for REIT's.

[Omitted graphic specifying that Equity Office's growth is expected to come from internal growth, access/e-commerce and external growth]

-        Like any public company - we are continually focused on growth.

- Three key areas, which are providing growth - will cover these in more detail.

         -        Internal Growth (includes below market rents and development).

         -        Access (our real estate services area) and New Business
                  Development.

         -        Industry Consolidation.

[Omitted bar and line chart showing Equity Office's expected internal growth in terms of its lease rollover schedule as of December 31, 1999, including anticipated percentage of total occupied square feet (11.3% in 2000, 13.4% in 2001, 11.8% in 2002, 11.0% in 2003, 10.7% in 2004, 7.8% in
2005 and 27.7% in 2006 and beyond) and anticipated total impact on NOI ($353 million from 2000 through 2006 and beyond)]

- Embedded growth represents growth in NOI as leases roll and rents are marked to market.

- This chart illustrates our upside potential as leases roll, while indicating downside protection with no more than 13.4% of our total portfolio rolling in any single year.

- Our in place rents (weighted average basis) are approximately $5.00 below market.

-        Approximately 20% below market on a gross basis and 32% on a net basis.

- Represents roughly $350MM of NOI yet to be realized (about $1.25 per share).

[Omitted table summarizing information about development pipeline, including its current developments (a 425,000 square foot building in Atlanta at a total estimated cost of $91 million that is 77% pre-leased, a 495,000 square foot building in Boston at a total estimated cost of $112 million that is 88% pre-leased, a 201,000 square foot building in San Francisco at a total estimated cost of $66 million that is 75% pre-leased, two buildings with a total of 658,000 square foot in Seattle at a total estimated cost of $111 million that are 82% pre-leased, and a 180,000 square foot building in Washington, D.C. at a total estimated cost of $48 million that is 100% pre-leased)]

- Summary of our current development pipeline - roughly $425MM, which will add 2MM SF to our portfolio.

-        These projects will deliver in first half of 2000 and are 83% leased.

- Overall development portfolio has been very successful - leased up ahead of schedule and many at higher than pro forma rental rates.

- All well conceived products to match their particular markets and tenant demand.

-        Development philosophy - view it as a form of capital allocation;
         partner with strong local partners to reduce risk.

[Omitted photographs of four current developments]

This slide highlights some of our current developments and provides good examples of how our development strategy is working:

- Prominence - a take-out commitment funded in July of 1999, probably the strongest sub-market in Atlanta - 77% leased, with active prospects that should take us to 95% by Summer. Anchor tenant is Marsh Mac, an EOP national account (10.2% - GAAP yield).

-        John Marshall III - 100% pre-leased to Booz Allen (10.25% yield).

- 3 Bellevue (Key Center) - One of the tightest markets in the country, less than 3% vacancy rate - 75% leased with another 20% of active prospects - doesn't open till May 2000 (13.6% yield).

- 150 Cal - San Francisco another very tight office market, niche building in an excellent location. Currently 75% and should be 100% leased at opening (14% yield).

- Other, Riverside Center in Boston suburbs - 88% leased and doesn't open until mid-May 2000 (10.4% yield). Sunset North is 100% leased (11% yield).

[Omitted graphic showing twelve geographic markets in which Equity Office owns land and table showing the developable square footage (in a total of 22 buildings) for each market (Atlanta - 1,726,000 square feet; Boston - 385,000 square feet; Chicago - 220,000 square feet; Dallas - 755,000 square feet; Denver
- 1,050,000 square feet; Houston - 350,000 square feet; Orange County - 1,050,000 square feet; San Antonio - 200,000 square feet; San Diego - 35,000 square feet; San Francisco - 370,000 square feet; Seattle - 900,000 square feet; Washington, D.C. - 510,000 square feet)]

- This slide represents the land we own across the country and the development potential for anchor tenant projects.

-        Could develop almost 7.5MM SF in 22 buildings.

- Sites are located in strong markets, typically subsequent phase of existing EOP projects.

-        Low cost basis in this land.

-        Would be delivered over time, some parcels in early planning phase.

[Omitted graphic showing Equity Office's recent access offerings (AdCom, ARC, Books Are Fun, Ltd., BroadBand Office, Captivate Network, Lessons in Leadership, LifeStart, Kastle Systems, Regus, Shaw Carpet, US Bank, Winstar, WYNCOM, Inc.)]

-        View Access as having 3 primary focal points:

         -        Added services to customers.

         -        Creating a work environment beyond traditional office space.

         - Leverage our scale to deliver lower cost products and services to our tenants.

-        Have a team of talented people dedicated to this effort.

-        Biggest focus has been Telecom - majority of 1999 and 2000 revenues.
         Revenues: $7 - 8MM in 1999 and $15 - 20MM in 2000.

- Expanding this area rapidly with new ventures/alliances (US Bank, Captivate, Ad Com, Regus, etc.). We will have more to announce throughout this year.

-        A growth driver for the future.

- Also an avenue of value creation, for example: ARC worth over $60MM today with only a $2MM capital investment.

[Omitted graphic showing current systems implementation efforts by Equity Office (JD Edwards ERP system and USWeb/CKS consulting study)]

- Continue to build our infrastructure through technology -- both internally and externally, for business to business commerce.

- JD Edwards conversion will be completed this Summer -- JD Edwards is an ERP system which is more robust than our existing MRi reporting system, can handle large scale, more use of modules that interact (fin'l reporting, HR, CRM, etc.), runs on networked environment, can expand with our growth.

- US Web is a 6-8 week consulting study to develop an understanding of how we can better utilize the internet in our business to develop an e-commerce strategy and roll out a plan. Study is at mid-point. Early thoughts: ample opportunity for add-on services, unique customer segments (with different needs), need to form alliances.

[Omitted graphic summarizing Equity Office's external growth strategy (joint ventures, mergers and acquisitions and private to public transactions)]

Major areas of external growth:

- JV's - ability to reduce capital dedicated to specific buildings and redeploy capital in higher growth areas -Lend Lease JV as an example, raised $480MM, continue to manage and lease, increased our ROIC on these assets by approximately 100 basis points.

- EOP did the largest merger in the REIT industry in December 1997 when we acquired Beacon. Just announced Cornerstone merger in February, which I'll discuss in more detail in the following slides.

- We believe public companies are in the position to be better and more efficient operators of real estate. Only 12% of real estate is in public company hands. Predict a continued shift from private to public; believe our currency is an asset in this ownership shift.

[Omitted photographs of office buildings indicating that the $4.6 billion merger with Cornerstone Properties will create an $18 billion office company]

- We announced on February 11th our intent to merge with Cornerstone Properties, in a transaction valued at approximately $4.6 billion, which will create an $18 billion office company.

- Pictures on this slide are a combination of CPP and EOP buildings and highlight the incredible quality and depth of our combined portfolios.

[Omitted graphic summarizing strategic benefits of the merger, including the creation of the pre-eminent office company in the U.S., increased concentrations in top growth markets in the country, significant operating synergies and cost efficiencies on a combined basis, opportunities for value creation through development, and enhanced customer offerings on an unprecedented 95-million-square-foot portfolio)]

Benefits of this merger:

- Creates largest, highest quality office portfolio of any real estate company in the U.S., with over 95.5MM sf.

- Creates significant concentrations in attractive, high growth markets -- which I'll cover in more detail.

-        Perfect strategic fit; economies of scale on revenue and expense sides.
         Enhanced development pipeline, and extended platform for Access services.

-        This transaction is subject to shareholder approval by both companies.
         Targeted closing date early in the 3rd quarter.

[Omitted graphic showing Equity Office's and Cornerstone's holdings on a consolidated basis, including 380 buildings, containing a total of 95 million square feet, 39 Metropolitan Statistical Areas, as well as the geographic locations of these buildings]

This map highlights our holdings on a combined basis:

-        Increase from 294 buildings to 380.

-        Adds 18.4MM SF, of which 2/3's overlaps our top 8 core markets.

- This portfolio would be impossible to replicate on an asset by asset basis.

-        Acquiring Cornerstone at very attractive yields:

                  GAAP NOI        9.5%
                  Cash NOI        9.0%
                  Cash EBITDA     8.7%

[Omitted bar and line chart showing Equity Office's and Cornerstone's lease expiration on a consolidated basis (10.5% of total square feet in the combined company is anticipated to expire in 2000, 12.6% in 2001, 12.1% in 2002, 11.9% in 2003, 10.7% in 2004, 7.3% in 2005, 6.1% in 2006, 5.0% in 2007, 6.0% in 2008 and
12.1% in 2009 and beyond)]

-        This illustrates the lease expiration on a combined basis.

-        Similar "smoothing" effect of a balanced rollover outlook.

-        Maximum rollover is 12.6% in 2001. (Down from 13.4% for EOP only).

[Omitted table showing Equity Office's and Cornerstone's geographic concentrations of properties on a consolidated basis, including total square footage of the properties (12.4 million square feet in Boston, 11.2 million square feet in Chicago, 6.3 million square feet in San Francisco, 6.8 million square feet in Seattle, 5.5 million square feet in Washington, D.C., 7.8 million square feet in Atlanta, 3.2 million square feet in New York, 4.5 million square feet in Los Angeles, 2.8 million square feet San Jose and 4.2 million square feet in Denver) and percentage of net operating income (Boston 15.7%, Chicago 10.0%, San Francisco 8.7%, Seattle 8.2%, Washington, D.C. 7.3%, Atlanta 7.0%, New York 6.7%, Los Angeles 5.1%, San Jose 3.9% and Denver 3.2%)]

- This slide illustrates a key benefit of this merger -- we increase our concentrations in some of the strongest office markets in the country.

- San Francisco moves from number 7 to our 3rd largest market (based on NOI).

-        Seattle moves from number 5 to number 4.

-        San Jose / Silicon Valley moves into our top 10 markets.

- These markets are experiencing significant job growth and office demand -- resulting in significant rent growth. (For example: William Wilson portfolio had roughly 17% same store growth in the 4th quarter).

- I'd now like to cover our top five markets (post merger) in more detail in the following series of slides.

[Omitted graphic relating to Boston market which includes: (i) line/bar chart showing square footage completion, square footage net absorption and direct vacancy percentages for 1988 through the fourth quarter of 1999 (indicating an overall market vacancy for the fourth quarter of 1999 was 5.9%); (ii) table showing total employment growth in the market as compared to U.S. growth for 1999 and 2000 (estimated) (1999: Boston - 29,000 (1.5%), U.S. - 2.7MM (2.1%);
2000: Boston - 24,000 (1.2%), U.S. - 2.0MM (1.6%)); (iii) table showing market rental growth percentages for 1998, 1999 and 2000 (estimated) (1998 - 14.4%; 1999 - 10.0%; 2000 - 5.3%); (iv) table showing overall vacancy rates, class A market vacancy rates and 1999 and 2000 (estimated) square footage supply figures for the entire market, the CBD market and the suburb market (Entire Market - overall vacancy (5.9%), CBD vacancy rate (3.1%), suburb vacancy rate (7.8%); Class A Market - overall vacancy (5.6%), CBD vacancy rate (2.7%), suburb vacancy rate (8.3%); Supply Figures - overall market (1999: 3.6 msf, 2000: 3.4 msf), CBD (1999: 0.7 msf, 2000: 1.7 msf), suburb (1999: 2.9 msf, 2000: 1.7 msf); and (v)
market square footage numbers for entire market (136.4 msf), Equity Office pre-merger (9.5 msf), and Equity Office post-merger (12.4 msf)]

BOSTON

Demand drivers - high tech and telecom companies are receiving venture capital funding, expanding operations and adding new jobs. Most recent demand from MCI WorldCom, Nextlink and AT&T.

- Demand in the CBD from Fidelity, Boston Private Bank and Bechtel (global engineering-construction) continued to drive the vacancy rate down in 1999.

- F.I.R.E. sector has been hurt by merger of Fleet Bank and Bank Boston (FleetBoston) but Chase Manhattan Bank's decision to move 3,500 back office employees out of Manhattan into the Boston area is certainly positive.

- THE CBD IS SUPPLY CONSTRAINED AND RENTS ARE INCREASING TO REPLACEMENT COST LEVELS - NEW SUPPLY EXPECTED IN 2000 BUT ALREADY OVER 60% PRE-LEASED AND IN PERIPHERAL LOCATIONS AROUND THE FINANCIAL DISTRICT.

-        SUPPLY IN THE SUBURBS IS OVER 50% PRE-LEASED.

-        ABSORPTION: 3yr (`96-'98) Ann. Avg. = 2.7msf
                     YE 1999 = 3.2msf

[Omitted graphic relating to Chicago market which includes: (i) line/bar chart showing square footage completion, square footage net absorption and direct vacancy percentages for 1988 through the fourth quarter of 1999 (indicating an overall market vacancy for the fourth quarter of 1999 was 9.5%); (ii) table showing total employment growth in the market as compared to U.S. growth for 1999 and 2000 (estimated) (1999: Chicago - 87,000 (2.1%), U.S. - 2.7MM (2.1%);
2000: Chicago - 55,000 (1.3%), U.S. - 2.0MM (1.6%)); (iii) table showing market rental growth percentages for 1998, 1999 and 2000 (estimated) (1998 - 13.6%; 1999 - 2.1%; 2000 - 3.9%); (iv) table showing overall vacancy rates, class A market vacancy rates and 1999 and 2000 (estimated) square footage supply figures for the entire market, the CBD market and the suburb market (Entire Market - overall vacancy (9.5%), CBD vacancy rate (8.7%), suburb vacancy rate (10.5%); Class A Market - overall vacancy (7.8%), CBD vacancy rate (5.7%), suburb vacancy rate (9.8%); Supply Figures - overall market (1999: 4.3 msf, 2000: 3.1 msf), CBD (1999: 1.3 msf, 2000: 0.9 msf), suburb (1999: 3.0 msf, 2000: 2.2 msf); and (v)
market square footage numbers for entire market (189.1 msf), Equity Office pre-merger (10.3 msf), and Equity Office post-merger (11.2 msf).]

CHICAGO

- Chicago ranks as one of the top metro areas with the largest number of high tech jobs.

- Demand drivers in 2000 are coming from dot com, web hosting and telecom companies, high-tech support firms, and downtown businesses are supported by residential growth and the Mayor's economic development incentives.

- ONE NORTH WACKER (JOHN BUCK & LEND LEASE) IN THE CBD WILL ADD 1.2 MILLION SF WITH AN ESTIMATED COMPLETION IN LATE 2001. IT IS CURRENTLY 10% PRE-LEASED.

- A slowdown of new supply in 2000 (which is already 40% pre-leased) in the suburban markets bodes well for absorption of space.

-        ABSORPTION: 3yr (`96-'98) Ann. Avg. = 4.7msf
                     YE 1999 = 4.4msf

[Omitted graphic relating to San Francisco market which includes: (i) line/bar chart showing square footage completion, square footage net absorption and direct vacancy percentages for 1988 through the fourth quarter of 1999 (indicating an overall market vacancy for the fourth quarter of 1999 was 3.0%); (ii) table showing total employment growth in the market as compared to U.S. growth for 1999 and 2000 (estimated) (1999: San Francisco - 21,000 (2.1%), U.S. - 2.7MM (2.1%); 2000: San Francisco - 14,000
(1.4%), U.S. - 2.0MM (1.6%)); (iii) table showing market rental growth percentages for 1998, 1999 and 2000 (estimated) (1998 - 19.9%; 1999 - 9.7%; 2000
- 8.2%); (iv) table showing overall vacancy rates, class A market vacancy rates and 1999 and 2000 (estimated) square footage supply figures for the entire market, the CBD market and the suburb market (Entire Market - overall vacancy (3.0%), CBD vacancy rate (3.1%), suburb vacancy rate (2.9%); Class A Market - overall vacancy (3.1%), CBD vacancy rate (2.9%), suburb vacancy rate (3.4%); Supply Figures - overall market (1999: 1.3 msf, 2000: 2.7 msf), CBD (1999: 0.5 msf, 2000: 1.8 msf), suburb (1999: 0.8 msf, 2000: 0.9 msf); and (v) market square footage numbers for entire market (71.5 msf), Equity Office pre-merger (3.2 msf), and Equity Office post-merger (6.3 msf).]

SAN FRANCISCO

- Demand drivers - Multimedia/internet firms such as UsWeb/CKS and Looksmart have been backed by venture capital and IPOs have expanded at exponential rates.

-        EOP has been very cautious with dot com & startup tenants.

- The F.I.R.E. sector was weak in 1999, but as job cuts from the Wells Fargo-Norwest and BancAmerica mergers moderate and relocations are complete, conditions in 2000 should improve.

- Despite 2000 employment growth of only 1.4%, this is very strong for a mature market with limited room for expansion.

- San Francisco's diverse and dynamic economic base shields it somewhat from a downturn.

- Rents (which are reaching above $60 for Class A view space and averaging over $50) supports new construction - however supply constraints and city imposed restriction on new development causing redevelopment of existing space.

-        This remains a landlord's market and demand is very robust.

-        ABSORPTION: 3yr (`96-'98) Ann. Avg. = 2.1msf
                     YE 1999 = 2.9msf

[Omitted graphic relating to Seattle market which includes: (i) line/bar chart showing square footage completion, square footage net absorption and direct vacancy percentages for 1988 through the fourth quarter of 1999 (indicating an overall market vacancy for the fourth quarter of 1999 was 3.8%); (ii) table showing total employment growth in the market as compared to U.S. growth for 1999 and 2000 (estimated) (1999: Seattle - 29,000 (2.1%), U.S. - 2.7MM (2.1%);
2000: Seattle - 39,000 (2.8%), U.S. - 2.0MM (1.6%)); (iii) table showing market rental growth percentages for 1998, 1999 and 2000 (estimated) (1998 - 35.1%; 1999 - 2.2%; 2000 - 3.0%); (iv) table showing overall vacancy rates, class A market vacancy rates and 1999 and 2000 (estimated) square footage supply figures for the entire market, the CBD market and the suburb market (Entire Market - overall vacancy (3.8%), CBD vacancy rate (1.3%), suburb vacancy rate (5.9%); Class A Market - overall vacancy (3.1%), CBD vacancy rate (0.8%), suburb vacancy rate (5.4%); Supply Figures - overall market (1999: 3.5 msf, 2000: 3.3 msf), CBD (1999: 1.4 msf,

2000: 1.5 msf), suburb (1999: 2.1 msf, 2000: 1.8 msf); and (v) market square footage numbers for entire market (6.8 msf), Equity Office pre-merger (5.4 msf), and Equity Office post-merger (6.8 msf).]

SEATTLE

- Major engine of growth in high tech and talent created by Microsoft, Visio Corp., and Adobe Systems.

- Demand growth continues in 2000 from high tech firms such as those at Sunset North: Sierra On-Line, bSQUARE Corp and Onyx Software Corp.

- EASTSIDE FIBER OPTIC LOOP WILL ATTRACT BUSINESSES SEEKING HIGH-SPEED INTERNET AND HIGH-END TELECOM CAPABILITIES.

-        F.I.R.E. job growth in `99 was 5.2% but slowing to 2.0% in '00.

-        WE LIKE SEATTLE BECAUSE OF

- OVERALL JOB GROWTH (total employment growth projected at 2.8% in 2000 while the services sector is projected to have 4.7% growth in 2000); THE BARRIERS TO ENTRY, OUR LEADERSHIP POSITION AND ABILITY TO EXPAND OUR PRESENCE IN THE CBD AND BELLEVUE THROUGH DEVELOPMENT.

-        ABSORPTION: 3yr (`96-'98) Ann. Avg. = 3.3msf
                     YE 1999 = 4.1msf

[Omitted graphic relating to Washington, D.C. market which includes: (i) line/bar chart showing square footage completion, square footage net absorption and direct vacancy percentages for 1988 through the fourth quarter of 1999 (indicating an overall market vacancy for the fourth quarter of 1999 was 5.3%);
(ii) table showing total employment growth in the market as compared to U.S. growth for 1999 and 2000 (estimated) (1999: Washington, D.C. - 73,000 (2.1%), U.S. - 2.7MM (2.1%); 2000: Washington, D.C. - 56,000 (2.1%), U.S. - 2.0MM
(1.6%)); (iii) table showing market rental growth percentages for 1998, 1999 and 2000 (estimated) (1998 - 13.5%; 1999 - 3.5%; 2000 - 3.7%); (iv) table showing overall vacancy rates, class A market vacancy rates and 1999 and 2000 (estimated) square footage supply figures for the entire market, the CBD market and the suburb market (Entire Market - overall vacancy (5.3%), CBD vacancy rate (5.3%), suburb vacancy rate (5.3%); Class A Market - overall vacancy (4.6%), CBD vacancy rate (4.6%), suburb vacancy rate (4.7%); Supply Figures - overall market (1999: 7.6 msf, 2000: 11.6 msf), CBD (1999: 1.5 msf, 2000: 2.8 msf), suburb
(1999: 6.1 msf, 2000: 8.8 msf); and (v) market square footage numbers for entire market (222.6 msf), Equity Office pre-merger (4.5 msf), and Equity Office post-merger (5.5 msf).]

WASHINGTON, D.C.

-        Demand drivers -

         - Largest amounts of demand in 1999 from WinStar, Litton PRC, FreddieMac, Orbital Sciences and Skadden, Arps.

         -        Expansion in various employment sectors from many global firms
                  - e-commerce, telecom (NEC America), software and management consulting (SRA International).

         - Increase in government-driven jobs will have a multiplier effect on other parts of the economy.

- 2000 WILL HAVE ANOTHER SUBSTANTIAL AMOUNT OF NEW SUPPLY AND WITH AN EXPECTED SLOWDOWN OF DEMAND, VACANCY RATES WILL SEE SLIGHT INCREASES.

-        ABSORPTION: 3yr (`96-'98) Ann. Avg. = 5.7msf
                     YE 1999 = 7.2msf

[Omitted graphic displaying quote attributable to Jonathan Litt of Smith Barney, stating that `We favor EOP because the company has heavier emphasis on downtown office than many of its peers, which insulates it from overbuilding... The company leads the way on Gateway to the Consumer Initiatives that we believe will provide incremental growth."]

- We have had a focused, consistent office strategy since going public -- yet are constantly open to change to stay ahead of the trends in the use of office space by our customers.

- We have had third party validation from investors, customers, and analysts across the board.

- Jonathan Litt's comments here touch on some key parts of that validation.

[Omitted closing graphic stating "Equity Office -- Redefining the workplace. Together."]

- As mentioned, we continue to change and grow as a company -- while always maintaining our focus on being a premier national operating company.

- Another key area of focus this year is to reduce our short-term debt associated with the Cornerstone merger and return to a level of substantial liquidity.

- Our $500MM unsecured notes offering (six year maturity) last week was a significant step in fixing roughly half of the cash component of the purchase price for Cornerstone.

- The reaffirmation by all three rating agencies of our existing investment grade ratings confirms their comfort with the merger and our ongoing capital markets strategy.

- We have had a strong start to this year, and are looking forward to continuing a positive dialogue with the investment community throughout the year.

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